UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Barnard, Petrus J.
   39 Old Ridgebury Road, J-4
   Danbury, CT  06817
2. Issuer Name and Ticker or Trading Symbol
   UCAR International Inc.
   UCR
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   09/30/1998
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Director of Elecrodes - Americas
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
No securities owned        |      |    | |                  |   |           |                   |      |                           |
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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
Time option (right to |$7.60   |     |    | |           |   |8/9/9|1/25/|Common Stock|       |       |73,302      |D  |            |
buy)                  |        |     |    | |           |   |5    |07   |, par value |       |       |            |   |            |
                      |        |     |    | |           |   |     |     |$.01 per sha|       |       |            |   |            |
                      |        |     |    | |           |   |     |     |re          |       |       |            |   |            |
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Performance option (ri|$7.60   |     |    | |           |   |(1)  |1/25/|Common Stock|       |       |38,387(1)   |D  |            |
ght to buy)           |        |     |    | |           |   |     |07   |, par value |       |       |            |   |            |
                      |        |     |    | |           |   |     |     |$.01 per sha|       |       |            |   |            |
                      |        |     |    | |           |   |     |     |re          |       |       |            |   |            |
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Time option (right to |$35.00  |     |    | |           |   |(2)  |2/8/0|Common Stock|       |       |5,000(2)    |D  |            |
buy)                  |        |     |    | |           |   |     |6    |, par value |       |       |            |   |            |
                      |        |     |    | |           |   |     |     |$.01 per sha|       |       |            |   |            |
                      |        |     |    | |           |   |     |     |re          |       |       |            |   |            |
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Time option (right to |$17.0625|9/29/|A   | |66,000     |A  |(3)  |9/28/|Common Stock|66,000 |       |66,000(3)   |D  |            |
buy)                  |        |98   |    | |           |   |     |08   |, par value |       |       |            |   |            |
                      |        |     |    | |           |   |     |     |$.01 per sha|       |       |            |   |            |
                      |        |     |    | |           |   |     |     |re          |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) Performance options with respect to 10,472 shares originally granted on January 26, 1995 became exercisable by the reporting person on
December 8, 1997 after the Board of Directors authorized immediate vesting of such shares. In addition, on January 26, 1995 the reporting person was granted performance options for 10,472 shares which will vest in January 2000 if certain earning-based financial targets are met or exceeded in
1999.
(2) 2,500 of such options became exercisable on May 2, 1996 and 2,500 of such options became exercisable on August 28, 1997. In addition, the reporting person was granted 5,000 options which will vest upon the earlier of
(i) the date on which the closing price of the Company's Common
Stock has been at least $50 per share for the previous 20 consecutive trading days or (ii) February 8, 2006.
(3) Of such options, (a) 22,000 will vest on September 29, 1999, 22,000 will vest when the closing price of the Common Stock is at least $20.50 for
20 consecutive trading days and 22,000 will vest when the closing price of the Common Stock is at least $24.00 for 20 consecutive trading days or
(b) all options will vest on September 29, 2005, if
earlier.
SIGNATURE OF REPORTING PERSON
/s/ Peter B. Mancino, Attorney-in-Fact for Petrus J. Barnard
DATE
October 9, 1998